

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2015

Stephen L. Holcombe
President and Chief Executive Officer
vTv Therapeutics Inc.
4170 Mendenhall Oaks Pkwy
High Point, NC 27265

> **Re:**   **vTv Therapeutics Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 2, 2015**
> **Response dated July 8, 2015**
> **File No. 333-204951**

Dear Mr. Holcombe:

We have reviewed your response dated July 8, 2015 and have the following comments in addition to our comment letter dated July 8, 2015. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Response dated July 8, 2015

Our Principal Equityholder, page 7

1. We reviewed your response dated July 8, 2015. Here and on page 44 of your response, you indicate MacAndrews or its affiliates will have approximately 81.0% of the combined voting power of your outstanding stock after the offering (or 78.2% if the underwriters exercise their over-allotment option in full). Please tell us how you computed these percentages.

Summary Historical and Pro Forma Financial Data, page 12
Capitalization, page 54
Unaudited Pro Forma Condensed Combined Balance Sheet, page 64

2. We reviewed your response dated July 8, 2015 and the amounts you plan to include in the pro forma columns. It appears based upon your disclosures on page 66 of your response that after the offering the registrant will have a 23.8% economic interest in vTv Therapeutics LLC and the remaining 76.2% economic interest will be attributable to non-controlling interest. Please tell us what vTv Therapeutics LLC's net assets were on a pro forma basis and explain how the amounts presented in the pro forma column for total (deficit) equity (excluding non-controlling interest) and deficit attributable to non-controlling interest were computed. If the equity attributable to non-controlling interest in the pro forma column is not 76.2% of vTv Therapeutics LLC's net assets on a pro forma basis, please also explain your basis in GAAP for the amounts presented. Refer to ASC 810-10-45-23. Please consider the impact on other parts of your filing, such as the dilution table, as well.

3. We reviewed your response dated July 8, 2015. On pages 55 and 64 of your response, you describe the Class B shares as being outstanding on a reorganization pro forma basis. However, no dollar amount is shown for the Class B shares in the reorganization pro forma column. Please revise or advise.

You may contact Raj Rajan at (202) 551-3388 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Lawrence G. Wee, Esq.
    Paul, Weiss, Rifkind, Wharton & Garrison LLP